FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 1, 2006

Item 3: News Release:

A news release dated and issued on November 1, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska Uranium Ltd. is please to report that its exploration crew on the North East Wollaston Project has received additional assays from surface sampling carried out during this summer’s work program.

Item 5: Full Description of Material Change:

Vancouver, Canada,  November 1st, 2006 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) Further to the Company’s October 2nd news release, CanAlaska is pleased to report that its exploration crew on the North East Wollaston Project has received additional assays from surface sampling carried out during this summer’s work program.  This second set of sample results are from August-September sampling in areas targeted for investigation in response to results from lake sediment and prospecting programs undertaken in 2005, and recent airborne surveys.  These results are being published as a matter of record only.  Additional samples from the areas detailed are still being processed in the assay labs.  Interpretation of the data is on-going, and awaiting further data from each of the areas.

The Company is highly encouraged by the nature and extent of the uranium mineralization now being detailed on the property.  Many of the target zones bear similar signatures to current basement style mineralization within the Athabasca Uranium camp.  The Wollaston Domain rocks in the North East project area are the lateral extent of the host rocks of the high grade uranium mines in the Athabasca.  Uplift and erosion in the North East project area is thought to have occurred to a greater extent than in the areas further south, hence exposing the current mineralized zones at surface.

The recent assay results for an additional 101 surface samples, 96 of which are mineralized surface boulders, are listed in Table 1 below.  Three samples of very high uranium values, each from previously noted Zones “B”  “C” and “D” (see NR October 2, 2006), define zones of pitchblende vein style mineralization.  These results support the field geologists’ opinion that the uranium mineralization being discovered in the area is, in part, related to hydrothermal mineralizing events.

In the newly-defined area “GR 2”, one series of uranium-rich boulder samples form a tightly defined pattern which is thought to represent near surface mineralization.  Of particular interest is the style of mineralization, predominately associated with granite-pegmatite, but also associated with metasediments.  Many of the boulders found on surface are large (over 1 metre) in size, and show pervasive uranium mineralization as measured by scintillometer, and many have an extensive covering of uranium oxide mineralization (see picture).  At current uranium prices, rocks possessing U3O8 values of 0.1% possess gross mineral value in excess of US $120 per ton.

Table 1 – Nov. 1, 2006 NE Wollaston Samples

Sample No	Rock Type	Outcrop / Boulder	% U3O8	% Mo	% Th

GR 2 Area
DC333	Granite White-17	Boulder	1.36	0.62	0.01
CM84	Granite White-17	Boulder	0.67	0.11	0.01
CM85	Pegmatite White-17	Boulder	0.59	0.12	0.01
CM94	Pegmatite White-17	Boulder	0.55	0.05	0.01
OM253	Pegmatite White-17	Boulder	0.43	0.15
CM83	Syenite	Boulder	0.37	0.06
CM92	Pegmatite Pink-19	Boulder	0.37	0.07
DC338	Pegmatite White-17	Boulder	0.37	0.29
DC380	Granite White-17	Boulder	0.36
DC331	Granite White-17	Boulder	0.35	0.12
DC332	Quartz Vein-45	Boulder	0.35	0.11
CC071	Pelite-7	Boulder	0.32	0.07
OM258	Granite White-17	Boulder	0.31
JR191	Gneiss Arkosic/Granitic-5b	Boulder	0.30	0.15
OM252	Pegmatite White-17	Boulder	0.30	0.08
CC069	Quartz Feldspar Porphyry-21	Boulder	0.29	0.04
CM89	Granite Pink-19	Boulder	0.26	0.06
OM259	Granite White-17	Boulder	0.25	0.04
DC335	Granite White-17	Boulder	0.22	0.08
OM249	Quartz Vein-45	Boulder	0.21	0.04
CM86	Pegmatite White-17	Boulder	0.19	0.09
DC340	Pegmatite White-17	Boulder	0.19	0.02
OM257	Granite White-17	Outcrop	0.19
CC070	Granite White-17	Boulder	0.18	0.04
CM91	Quartzite Hematite Stained-7h	Boulder	0.16	0.08
OM254	Pegmatite White-17	Boulder	0.14	0.02
RD132	Granite White-17	Outcrop	0.14	0.02
CM87	Granite White-17	Boulder	0.13	0.06
CM82	Granite Pink-19	Boulder	0.12	0.01
DC327	Granite White-17	Boulder	0.12	0.01
GM229	Pelite-7	Boulder	0.12
CM93	Quartzite Hematite Stained-7h	Boulder	0.11	0.08
DC334	Granite White-17	Boulder	0.11	0.05
CC067	Pelite-7	Boulder	0.10	0.12
CM79	Gneiss Arkosic/Granitic-5b	Boulder	0.10	0.12
DC329	Orthogneiss	Boulder	0.10	0.02

Zone A
CC114	Pelite-7	Boulder	0.81		0.01
GM233	Granite White-17	Boulder	0.80		0.01
GM236	Pelite-7	Boulder	0.66		0.01
GM230	Granite White-17	Boulder	0.60		0.01

GM231	Granite White-17	Boulder	0.53		0.01
RD145	Granite White-17	Outcrop	0.44		0.01
GM247	Pelite-7	Boulder	0.43		0.01
Sample No	Rock Type	Outcrop / Boulder	% U3O8	% Mo	% Th
GM244	Pelite-7	Boulder	0.42
DC391	Pelite-7	Boulder	0.41
GM203	Pegmatite White-17	Boulder	0.41
GM235	Granite White-17	Boulder	0.40
GM238	Pelite-7	Boulder	0.38
CC115	Pelite-7	Outcrop	0.35
DC381	Pelite-7	Boulder	0.35
DC389	Pelite-7	Boulder	0.33
RD140	Psammite-10	Boulder	0.30
CC122	Granite White-17	Boulder	0.29
DC384	Granite White-17	Boulder	0.29
RD139	Semi-pelite-6	Boulder	0.29	0.01
GM239	Pelite-7	Boulder	0.28
JR205	Granite White-17	Boulder	0.28
CC111	Granite White-17	Boulder	0.27
CC116	Pelite-7	Boulder	0.27
CC117	Pelite-7	Boulder	0.27
GM246	Pelite-7	Boulder	0.27
CC113	Granite White-17	Boulder	0.26
GM237	Granite White-17	Boulder	0.25
GM241	Pelite-7	Boulder	0.25
GM245	Pelite-7	Boulder	0.25
DC385	Granite White-17	Boulder	0.23
DC387	Pelite-7	Boulder	0.23
GM240	Granite White-17	Boulder	0.23
DC386	Pelite-7	Boulder	0.22
DC390	Pelite-7	Boulder	0.22
GM232	Granite White-17	Boulder	0.22
JR207	Pegmatite White-17	Boulder	0.22
GM234	Granite White-17	Boulder	0.21
GM242	Granite White-17	Boulder	0.21
DC392	Pelite-7	Boulder	0.20
DC395	Granite White-17	Boulder	0.20
JR206	Pegmatite White-17	Boulder	0.20
DC396	Granite White-17	Boulder	0.19
CC118	Granite White-17	Boulder	0.18
DC399	Granite White-17	Boulder	0.17
OM267	Gneiss Psammitic/Tonalitic-5c	Boulder	0.17
CC112	Granite White-17	Boulder	0.16
CC121	Granite White-17	Boulder	0.15
GM243	Granite White-17	Boulder	0.15
RD149	Pegmatite White-17	Outcrop	0.15
CC119	Granite White-17	Boulder	0.14
DC383	Granite White-17	Boulder	0.14
DC393	Pelite-7	Boulder	0.14
RD137	Monzonite Quartz-22	Boulder	0.14

DC394	Granite White-17	Boulder	0.13
DC401	Granite White-17	Boulder	0.13
GM200	Pegmatite White-17	Boulder	0.13
OM266	Semi-pelite-6	Boulder	0.13
DC388	Pelite-7	Boulder	0.12
Sample No	Rock Type	Outcrop / Boulder	% U3O8	% Mo	% Th
JR203	Granite White-17	Boulder	0.11
Zone B
CC15	Pitchblende pebbles	Pebbles	56.6%
Zone C
JR176	Pitchblende boulder	Boulder	66.7%
Zone D
MF 85	Pitchblend pebble	Pebble	3.18%

* Values >.1% U3O8  only shown

One tightly defined area of surface uranium rich samples within the “GR 2 Area” is worthy of highlight.  The area has consistently provided samples in excess of 0.1% uranium from large boulders located in a structural corridor defined by the recent airborne geophysical surveys (Figure 1).  The GR 2 boulders appear to represent subcrop over a length of at least 500 metres, and boulders are found across tens of metres perpendicular to the strike of the zone.  A detail of the surface sampling in this area is shown in Figure 1.

The mineralized samples occur in a mixed pegmatoid-metasediment assemblage and suggest a Rössing-style bulk tonnage potential.  Other mineralized samples occur in a variety of rock-types in areas with indications of shearing/fracturing and/or clay-alteration suggestive of basement-hosted unconformity uranium deposits

In June, 2006, Terraquest Ltd. completed an 8,424 line-km high definition magnetic-radiometric-VLF airborne survey over a major part of the property.  A second airborne survey was completed in early October, 2006.  This VTEM survey, flown by Geotech Ltd., focused on several key structural areas, including the GR 2 Zone, and was performed to define drill targets in tandem with existing soil geochemistry and radon survey data.

Figure 1 - GR 2 Uranium Oxide on high grade boulders

All of the samples were submitted to qualified Canadian laboratories for analysis.  Samples submitted to Saskatchewan Research Laboratories were analysed for multi-element geochemistry, including uranium by tri-acid digestion and ICP.  Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC were analysed by aqua regia digestion and ICP analysis.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

NWT
NU
ATHABASCA BASIN
AB
SK
MB
SASKATCHEWAN
MANITOBA
U_TH_1
Calc-Silicate 3
Snyder1
U_TH_2
Snyder 13
Hara 5
Calc-Silicate 2
Hara 8
Snyder 6
Snyder 10
Snyder 7
Hook Lake Zone
Snyder 11
Snyder 4
Island Zone
Snyder 2
Charcoal 11
Charcoal 12
Charcoal 8
Charcoal 9
Charcoal 1
Charcoal 4
Location Map
CVV Property Boundary
Mineralized Zones
0 5 10 Kilometers

**North East Wollaston Project - Mineralized Zones**

N
GR 2
ZONE
500 m

**Central GR 2 Zone - Total Field Magnetics**

N
Key
Sample Location
0.41 (% $U_3O_8$)
Topography
0.29
0.19
0.21
0.27
0.13
0.2
0.14
0.15
0.25
0.2
0.09
0.15
0.41
0.25
0.42
0.27
0.13
0.23
GR 2
ZONE
% $U_3O_8$
0.18
0.29
0.81
0.22
0.27
0.22
0.35
0.09
0.14
0.26
0.07
0.8
0.22
0.21
0.14
0.16
0.27
0.6
0.35
0.05
0.23
0.28
0.33
0.66
0.12
0.38
0.4
0.25
0.23
0.53
0
0.36
0.05
100 m
*All samples in % $U_3O_8$

**Central GR 2 Zone - $U_3O_8$ Values (Boulder Samples)**

CanAlaska Uranium Ltd.

CVV - TSX.V CVVUF - OTCBB DH7 - Frankfurt

Drafted by Brian King. Copyright (c) 2006 CanAlaska Uranium Ltd.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of November 2006.